1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

278,700

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

278,700
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

278,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.76%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________




The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on February 10, 2006. This Amendment No. 1 amends the Schedule 13D as specifically set forth.




Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 8/29/05 there were 7,395,024 shares of MUO outstanding as of 6/30/05. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 278,700 shares of MUO or 3.76% of the outstanding shares. Power to vote and dispose of securities resides solely with Mr.Phillip Goldstein or Andrew Dakos.


  c) During the past 60 days the following shares of MUO were traded:

SALES
7/25/2006	-2,000	11.05
7/25/2006	-3,000	11.05
7/28/2006	-1,250	11.1
7/28/2006	-1,250	11.1
8/7/2006	-5,000	11.09
8/8/2006	-4,700	11.13
8/9/2006	-3,000	11.17
8/9/2006	-6,100	11.17
8/9/2006	-3,000	11.17
8/10/2006	-4,000	11.185
8/10/2006	-1,000	11.185
8/10/2006	-3,000	11.185
8/10/2006	-2,000	11.185
8/10/2006	-1,000	11.185
8/10/2006	-5,000	11.185
9/5/2006	-3,000	11.2
9/5/2006	-1,000	11.2
9/5/2006	-1,000	11.2
9/5/2006	-1,000	11.2
9/5/2006	-1,000	11.2
9/5/2006	-3,000	11.2
9/8/2006	-100	11.2
9/11/2006	-750	11.2
9/11/2006	-750	11.2
9/13/2006	-100	11.22
9/20/2006	-100	11.25
9/22/2006	-1,000	11.2
9/25/2006	-1,700	11.25
9/25/2006	-1,700	11.25


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/27/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos